Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (812) 491-4169

Neil C. Ellerbrook
Chairman, President and Chief Executive Officer
Vectren Corporation
One Vectren Square
Evansville, IN 47708

>   **Re: Vectren Corporation**
>   **Definitive 14A**
>   **Filed March 20, 2007**
>   **File No. 1-15467**

Dear Mr. Ellerbrook:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Person Transactions, page 6

1. Please disclose whether you have a separate policy for the review of related person transactions. It does not appear that you included the policies and procedures in the corporate code of conduct that you discuss in this section. State whether the policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(2) of Regulation S-K. Also, provide the disclosure required by Item 404(b)(1) of Regulation S-K.

Report of the Nominating and Corporate Governance Committee, page 10

2. Please disclose whether you paid a fee to any third party or parties to identify two new directors. See Item 407(c)(2)(viii) of Regulation S-K.

Executive Compensation and Other Information …, page 20

3. Please disclose the nature and scope of the compensation consultant's assignment, the role of the compensation consultant in determining or recommending the amount or form of executive and director compensation and the material elements of the instructions or directions given to the compensation consultant. See Item 407(e)(3)(iii) of Regulation S-K. Please clarify the nature of the administrative duties that may be delegated to the chairman, president and chief executive officer and the human resources department. See Item 407(e)(3)(i)(B) of Regulation S-K.

4. In this section, in your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006 to each named executive officer. Please include an analysis of, among other things, any qualitative and individual performance factors used in determining compensation. See Item 402(b)(2)(vii) of Regulation S-K. For example, on page 21, you state that "[i]ndividual performance has a strong impact on the compensation of all employees." You also indicate on page 22 that you review "internal pay equity" to determine pay. Please discuss whether you calculate pay based on a certain multiple of a specified employee's compensation. In your compensation discussion and analysis, discuss how the compensation and benefits committee measures these individual performance and other mentioned factors and how the committee's consideration of these factors resulted in the amount of each compensation element paid to each officer.

5. Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation and benefits committee reviews the various elements of compensation of each named executive officer

using tally sheets. Please analyze how the compensation and benefits committee uses the tally sheet information either to increase or decrease the amount of compensation to be paid to the named executive officers.

Compensation Discussion and Analysis, page 23

6. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Ellerbrook's salary, non-equity incentive compensation and equity awards were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Employment and Termination Benefits Agreements, page 35

7. Please describe and explain in the compensation discussion and analysis section how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

2006 Nonqualified Deferred Compensation Table, page 37

8. Please consider disclosing the measures for calculating plan earnings, quantifying the earnings measures applicable during the last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 37

9. You have not defined key terms such as "cause," "good reason" or "change-in-control" as defined under the agreements you have described. Please define the terms throughout this section.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel